EXHIBIT 99.C

SUN CAPITAL SECURITIES GROUP, LLC

5200 Town Center Circle, Suite 470

Boca Raton, FL 33486

(561) 394-0550 (Phone)

(561) 394-0540 (Fax)

September 28, 2006

Board of Directors

Talk America Holdings, Inc.

6805 Route 202

New Hope, PA 18938

Attention: Mr. Edward B. Meyercord, III

Chief Executive Officer, President and Director

Gentlemen:

Reference is made to the Merger Agreement dated September 22, 2006, among Talk America Holdings, Inc. (the “Company”), Cavalier Telephone Corporation (“Cavalier”) and Cavalier Acquisition Corp. (“CAC”), whereby, upon the terms and subject to all of the conditions precedent expressed therein, CAC would be merged with and into the Company (the “Merger”), and all holders of the Company’s Common Stock, $.01 par value (the “Common Stock”) would receive $8.10 per share in cash (the “Merger Agreement”).  All capitalized terms used and not expressly defined herein are used herein with the meanings assigned in the Merger Agreement.

We have read carefully and are familiar with all terms and conditions of the Merger Agreement (including, in particular, those set forth in Sections 3.20-3.22, 4.8, 5.2-5.5, 6.1-6.3 and 7.1-7.3 thereof).  We also are familiar with the terms of the Rights Agreement dated August 19, 2006, as amended, between the Company and Stocktrans, Inc., as Rights Agent.

We herewith submit to you our proposal to acquire the Company on terms and conditions more favorable, from a financial point of view, to holders of the Common Stock, than the transactions contemplated by the Merger Agreement.  Specifically, we hereby propose to acquire for cash all outstanding shares of Common Stock at approximately $9.00 per share in a single-step merger transaction (although we remain flexible with respect to transaction structure and the related timing of execution to the extent you determine an alternative structure is in the best interests of the Company’s stockholders).

Our proposal represents an approximately 11% premium to the Common Stock Consideration. We presently have sufficient capital to complete the transaction without external financing.

As more fully outlined below, subject to our completion of a maximum 30-day period of confirmatory due diligence, including our review of all schedules to the Company’s representations and warranties set forth in the Merger Agreement, we would be prepared to negotiate and execute definitive transaction documentation substantially similar to the Merger Agreement.  Please know that this proposal is presented on an entirely consensual basis, and we would work only directly through the Company’s Board of Directors, senior management and your professional advisors.  As detailed in this proposal, Sun Capital and its affiliates are prepared to execute immediately with the Company a confidentiality agreement of the type referred to in the proviso to Section 5.5(a) of the Merger Agreement.

By way of introduction, Sun Capital (www.SunCapPart.com), and the affiliated Sun Capital Securities Group, LLC (“Sun Capital”), based in Boca Raton, Florida (with offices in New York, Los Angeles, London and Shenzhen), is one of the most prominent and active private investment firms in the U.S. focused principally on sponsored management buyouts, acquisitions and investments in market-leading companies.  We are quite well-positioned to submit this proposal.  Sun Capital presently owns approximately 13.92% of the outstanding Common Stock based on transactions reflected in Sun Capital’s Statement of Beneficial Ownership on Schedule 13D and our Section 16(a) reports filed today with the Securities and Exchange Commission and furnished directly to you.

Sun Capital has more than $3.5 billion of equity capital under management and acquires majority interests in companies through its private equity fund, Sun Capital Partners IV, L.P. with $1.5 billion of committed equity capital, and makes investments in equity, debt and other securities of companies through Sun Capital Securities Fund, with more than $1.3 billion of committed equity capital. Sun Capital’s affiliates are authorized to invest more than $800 million of capital in any one transaction. With a team of more than 100 professionals with significant operational and transactional experience, to date, Sun Capital’s affiliates have invested in more than 130 companies, with aggregate sales in excess of $30 billion, since our inception in 1995.

Sun Capital has been the most acquisitive private equity firm in the U.S. over the past four years, consummating 80 acquisition and investment transactions from 2002-2005, including 30 acquisitions in 2005 and 24 acquisitions thus far in 2006 (including the just completed privatization of Marsh Supermarkets), and was recently listed in a leading M&A trade publication as the fifth most acquisitive company of any kind in the U.S.

Based on (i) our proven track record of acquiring businesses; (ii) our expedience in closing transactions (generally within 30 days from inception), including going-private transactions; (iii) our significant capital resources which enable us to provide consummation certainty; (iv) our lack of any financing contingency; and (v) our decisive and fair approach to business, we believe that Sun Capital is the ideal firm to execute the acquisition of the Company on terms superior to the pending Merger.

In addition, given our current portfolio holdings in the telecommunications sector, along with the extensive time and resources already allocated to reviewing the Company, its end markets and competitive landscape, Sun Capital is, subject only to our completion of Company-specific confirmatory due diligence, well-prepared to complete our proposed acquisition of the Company.  Furthermore, this transaction has received all internal Sun Capital approvals and consents.

Specifically, we are pleased to submit to the Company the following proposal:

Overview of Proposed Transaction

All-Cash Consideration. Sun Capital proposes to purchase for cash all of the outstanding shares of Company Common Stock for $9.00 per share (based on the Company’s public filings which reflect approximately 31.1 million shares of Common Stock outstanding on a fully diluted basis using the treasury method). As stated above, we propose that the transaction be structured as a single-step merger (although we remain flexible with respect to transaction structure to the extent an alternative structure is feasible and in the best interests of the Company’s stockholders).  Our proposal represents an approximately 11% premium to the pending Common Stock Consideration.

No Financing Contingency. Equity financing for this transaction will be provided by one or more of Sun Capital’s affiliated funds (“Funds”). As stated above, with more than $3.5 billion in capital presently under management and the ability to invest over $800 million in any single transaction, Sun Capital currently does not need to nor does it intend to partner (or “club”) with any other equity financing sources or co-investors with respect to this transaction. Financing for the proposed transaction (including all fees and expenses) would be fully committed by Sun Capital and affiliated funds at the date definitive transaction documentation is executed by the Company.

Due Diligence.  Upon execution of a confidentiality agreement, Sun Capital’s confirmatory due diligence would need to be completed to Sun Capital’s satisfaction. Such due diligence would include meetings with management and outside auditors, and a review of the Company’s books, records and legal documents by Sun Capital and its professional advisory team.  Such confirmatory due diligence would be completed in a maximum period of 30 days and definitive documentation would be completed in tandem with that time frame.

Management. It is Sun Capital’s current preference and intention to retain incumbent senior and middle management who desire to remain with the Company and join our team. It is our intention to offer appropriate cash and/or equity incentive compensation, and to provide appropriate retention programs and welfare benefits.

Execution Speed.  Sun Capital and its professional advisors are prepared to commence due diligence immediately following execution with the Company of a confidentiality agreement.  Immediately thereafter, Sun Capital would begin good faith discussions and negotiations with the Company and the Board and definitive transaction documentation would be prepared and finalized contemporaneously.

No Regulatory Delays.  As a U.S.-based private equity firm with no foreign control persons, we do not anticipate any delays in obtaining requisite regulatory approvals for the proposed transaction, including HSR, FCC and state commission licenses.  Sun Capital will work collaboratively with the Company to obtain such approvals, including making all necessary filings immediately following the signing of a definitive transaction agreement. Subject to other customary closing conditions, we would anticipate closing a transaction as promptly as possible.

Selected Transactions

Sun Capital has substantial experience acquiring and operating publicly-traded companies. As such, we have an in-depth knowledge of the unique public-to-private transaction process. Please see Appendix A hereto for a select list of publicly-traded companies in which we have acquired a majority position or have privatized.

Sun Capital is uniquely positioned to execute transactions within a 30-day time frame due to our dedicated staff of approximately 100 people with significant transaction experience and a decisive approach to business. Sun Capital has a demonstrated track record of closing transactions in an expeditious manner. Appendix B hereto contains a sample of transactions Sun Capital completed from 2002 through 2006, each of which closed in approximately 30 days.

We welcome the opportunity to meet with your Board and your professional advisory team as promptly as practicable.  We believe that we can amply demonstrate to you the seriousness of our commitment to execute the transaction outlined in this proposal and our ability to deliver to your stockholders maximum superior value — $9.00, subject only to our reasonable confirmatory due diligence investigation of the Company.

I look forward to speaking with you promptly. In the meantime, if you have any questions please do not hesitate to contact me directly at 561-962-3408.

Sincerely,
Sun Capital Securities Group, LLC

/s/ Michael H. Kalb
By: Michael Kalb
Managing Director

cc:  Clifford E. Neimeth, Esq.

APPENDIX A

Below is a select list of publicly-traded companies in which Sun Capital has acquired a majority position or has privatized:

•                  Marsh Supermarkets (take private transaction effective September 27th, 2006), a leading multi-format food retailer in Indianapolis and the surrounding markets. Marsh operates 117 supermarkets under the Marsh Supermarkets (68 stores), LoBill Foods (38), O’Malia Food Markets (8) and Arthur’s Fresh Market (2) banners.

•                  Shopko Stores, Inc. (taken private in December 2005), a leading retailer of general merchandise and retail health services through a chain of 356 company operated stores throughout the Midwest, Mountain, and Pacific Northwest regions of the United States

•                  SANZ Holding, Inc. (ticker symbol: SANZ), a provider of turnkey data storage and management solutions in the commercial and U.S. government markets

•                  Northland Cranberries, Inc., a leading vertically integrated grower, handler, processor and marketer of cranberries, juices and value added cranberry products

•                  Loud Technologies, Inc. (f/k/a Mackie Designs, Inc.) (ticker symbol: LTLG), a leading manufacturer and marketer of high-quality professional audio equipment

•                  Catalina Lighting, Inc. (ticker symbol: CALA), a leading designer, manufacturer and distributor of residential and office lighting products

•                  Rag Shops (taken private in 2004), a specialty retailer of crafts, fabric, season, floral and framing products used for creative activities including crafting, sewing and home decoration

•                  Labtec (acquired controlling interest in 2001), a developer of accessories for computing, communications, and entertainment products primarily related to audio products

•                  Celebrity (acquired controlling interest in 2002), a supplier of artificial flowers, foliage, ficus trees and other decorative accessories to mass merchandisers, craft store chains and wholesale florists

APPENDIX B

The following is a select list of transactions Sun Capital completed from 2002 through 2006, each of which closed in approximately 30 days from inception.

Transaction	Industry	LOI Executed	Closing
Lillian Vernon	Direct Mail Catalog and Online Retail	May 1, 2006	May 26, 2006
CDI (Drug Fair)	Regional Drug Store Chain	November 11, 2005	December 1, 2005
Thermasys	Manufacturer of Thermal Transfer Products	January 7, 2005	February 11, 2005
Mervyn’s	Department Store Retailer	July 29, 2004	September 2, 2004
Tompkins	Consulting and Integration Services	May 24, 2003	June 27, 2003
Dura-Line	Supplier of Pipe Products	June 4, 2003	June 25, 2003
Lexington Home Brands	Furniture Manufacturer	March 8, 2002	April 12, 2002
ACT Electronics	Electronics Manufacturer	June 10, 2002	July 12, 2002
Wickes Furniture	Furniture Retailer	July 19, 2002	August 9, 2002